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          [KOEPPEL TENER REAL ESTATE SERVICES, INC. LETTERHEAD]


Mr. Donald Haber                                             March 29, 1996
Vice President
Lehman Brothers
American Express Tower, 12th Floor
World Financial Center
New York, NY 10285

Reference: Fox Run Apartments
           60 Fox Run Drive
           Plainsboro, New Jersey

Dear Mr. Haber:

At your request, we have prepared a Complete Appraisal of the above referenced property. The purpose of the appraisal is to estimate the Market Value of the Fee Simple Estate of the subject property as of March 21, 1996.

Briefly described, the subject consists of 46.41 acres of land improved with a 776 unit garden style apartment complex. The improvements were reportedly built in 1971. According to the rent roll provided by our client, the subject contains approximately 537,424 net rentable square feet of living area, which suggests an average unit size of 693 square feet. Ancillary improvements include a clubhouse, including a fitness center and leasing offices, swimming pool, tennis courts, laundry facilities, asphalt paved parking, concrete walkways, and landscaping. The improvements are in average to good condition.

The scope of the appraisal included an inspection of the subject and extensive analysis of the economic factors affecting the subject's competitive position in the influencing market. Primary emphasis was placed on the value derived within the Income Capitalization Approach with secondary support coming from the value derived within the Sales Comparison Approach. The analyses, opinions, assumptions and conclusions were prepared by the undersigned and are contained within the attached appraisal report.

This appraisal has been made in conformity with and is subject to the Code of Professional Ethics and Standards of Professional Appraisal Practice of the Appraisal Institute and the Uniform Standards of Professional Appraisal Practice as promulgated by the Appraisal Standards Board of the Appraisal Foundation.

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            [KOEPPEL TENER REAL ESTATE SERVICES, INC. LETTERHEAD]

Mr. Donald Haber                                                 March 29, 1996
Lehman Brothers                                                          Page 2


In addition, it is our opinion that this report complies with the Appraisal Standards set forth in the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA). Special attention must be given to the Appraisal Assumptions and Limiting Conditions section of this report which further identify the scope and use of this appraisal. The analyses, opinions, and conclusions were prepared by the undersigned and are contained within the attached report.

Based upon the data, analyses and conclusions contained within this appraisal report, it is our opinion that the market value of the Fee Simple Estate of the subject property, as of March 21, 1996, is:

              THIRTY TWO MILLION SIX HUNDRED THOUSAND DOLLARS
                                ($32,600,000)

Please call upon us for any questions you may have regarding the appraisal. It has been a pleasure to be of service to you.

Sincerely,

KOEPPEL TENER REAL ESTATE SERVICES, INC.

By: /s/ Peter F. Stork,                       By: /s/ Daniel Mistichelli
    -------------------                           ----------------------
    Peter F. Stork, MAI                           Daniel Mistichelli, MAI
    Senior Vice President                         Vice President